SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

March 3, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Roma Green Finance Ltd Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted December 21, 2022 CIK No. 0001945240

Dear Ms. Beukenkamp,

Please accept this letter as the response of Roma Green Finance Ltd (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on December 31, 2022 (the “Registration Statement”). The Company is concurrently confidentially submitting with the Commission Amendment No. 4 to the Draft Registration Statement (the “Revised Registration Statement”), which includes changes in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted December 21, 2022

Explanatory Note , page i

1.	We note your response to comment 4. Please further revise the section of your Prospectus Summary titled “Implications of Being a Holding Company” to state that you have no cash management policies or procedures. Additionally, please make conforming changes to your disclosure elsewhere in your prospectus to reflect the revisions made to the cover page of your IPO prospectus. In this regard, we note that your revisions here delete the word “formal” in relation to cash management policies. However, your risk factor on page 26 and the cover page the resale prospectus continue to state that you do not maintain “formal cash management” policies or procedures.

Response:

The Prospectus Summary has been further revised to provide that we have no cash management policies or procedures and conforming changes have been made elsewhere in the prospectus.

Preliminary Prospectus Cover Page, page 1

2. You state that the shares held by the Pre-IPO Investors are being registered “in this prospectus.” Please revise to indicate that the shares are being registered in the separate resale prospectus.

Response:

The cover page has been revised to provide that the shares held by the Pre-IPO Investors are being registered in the resale prospectus.

U.S. Securities and Exchange Commission

March 3, 2023

Recent Regulatory Development in the PRC, page 20

3.	We note your revisions in response to comment 5, however the statement of the opinion of your Hong Kong legal counsel speaks only to permissions from Hong Kong authorities to issue your ordinary shares to foreign investors. Please revise to indicate that counsel’s opinion is that you are not required to seek approval from the CSRC, CAC or any other PRC authority to offer your ordinary shares to foreign investors, to the extent accurate. In addition please disclose that if you were to become subject to PRC laws and/or authorities you could incur material costs to ensure compliance and experience devaluation of your securities or delisting.

Response:

The Registrant is not a Chinese operating company but a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, the Registrant conducts its operations in Hong Kong through its subsidiary, Roma Risk Advisory Limited, incorporated in Hong Kong and Roma Advisory Pte. Ltd., incorporated in Singapore. Neither of these companies have any nexus to or material operations in the PRC. Because the Registrant is not a Chinese company on the basis of discussions with PRC counsel it does not believe it is subject to regulation in China. However, the Registrant has revised the disclosure to provide that in the opinion of our Hong Kong and PRC counsel, we are also currently not required to obtain any pre-approval from Chinese authorities (including those in Hong Kong) to list on a U.S. stock exchange, including the NASDAQ and further that if it were to become subject to PRC laws and/or authorities it could incur material costs to ensure compliance and experience devaluation of its Ordinary Shares or possibly delisting.

Enforceability of Civil Liabilities, page 39

4.	Your disclosure in this section states that the auditors of your company reside outside the United States. Please reconcile this statement with the disclosure elsewhere saying that your auditor is headquartered in California.

Response:

The disclosure is in this section relating our auditors has been deleted.

General

5.	We note your response to prior comment 7, including revisions to the risk factor beginning on page 26 titled “The PCAOB’s HFCAA Determination Report dated December 16, 2021...” Please revise your disclosure elsewhere throughout your prospectus to provide conforming changes regarding the status of the Statement of Protocol Agreement between the PCAOB and the China Securities Regulatory Commission and Ministry of Finance. For example, we note your discussion in the section titled “Holding Foreign Companies Accountable Act (the “HFCA Act”)” beginning on page 12 of your Prospectus Summary.

Response:

The disclosure in the Registration Statement has been revised to provide for conforming changes regarding the status of the Statement of Protocol Agreement between the PCAOB and the China Securities Regulatory Commission and Ministry of Finance.

6.	We note your response to comment 3. Please include a similar cross-reference to the consolidated financial statements on the cover page of the resale prospectus.

Response:

The resale prospectus has been revised to provide the above referenced cross-reference to the consolidated financial statements.

U.S. Securities and Exchange Commission

March 3, 2023

7.	We note your disclosure on the resale prospectus cover page that the selling stockholders will sell their shares “at prevailing market prices or at privately negotiated prices.” Please include a placeholder for the initial public offering price, as well as the most recent trading price and confirm that you will include such information in the Rule 424(b) prospectus filed in connection with this resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response:

The Registration Statement has been revised to include a placeholder for the initial public offering price, as well as the most recent trading price. The Registrant will include this information in the Rule 424(b) prospectus filed in connection with this resale offering.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Roma Green Finance Ltd